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Direct Dial: (212) 403-1331 Direct Fax: (212) 403-2331 E-Mail: JRCammaker@wlrk.com

November 15, 2019

Via EDGAR and Courier

J. Nolan McWilliams
Laura Nicholson
Division of Corporation Finance
CF Office of Technology
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Carrier Global Corporation
Amendment No. 1 to
Draft Registration Statement on Form 10-12B
Submitted September 16, 2019
CIK No. 0001783180

J. Nolan McWilliams
Laura Nicholson
November 15, 2019

Dear Mr. McWilliams and Ms. Nicholson:

On behalf of our client, Carrier Global Corporation (the “Company”), set forth below is the response of the Company to the comment of the Staff of the Division of Corporation Finance (the “Staff”) set forth in your letter dated September 30, 2019, regarding Amendment No. 1 to the Company’s draft registration statement on Form 10 (the “Registration Statement”) confidentially submitted to the Securities and Exchange Commission on September 16, 2019.  In connection with this letter responding to the Staff’s comment, the Company is confidentially submitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  In addition to confidentially submitting this letter by EDGAR, we are separately furnishing to the Staff two courtesy copies of Amendment No. 2 marked to show the changes made to the Registration Statement.

For your convenience, the Staff’s comment is set forth in bold, followed by the response on behalf of the Company.  All page references in the response set forth below refer to pages of Amendment No. 2.

Risk Factors, page 23

1.
We note your risk factor disclosure that if the Court of Chancery of the State of Delaware dismisses an action for lack of jurisdiction, the action may be brought in the federal court for the District of Delaware. This is inconsistent with your disclosure in the Description of Carrier Capital Stock that if no state court located within the State of Delaware has jurisdiction over a specified claim, the sole and exclusive forum for the claim will be the federal district court for the District of Delaware. Please reconcile this disclosure and clarify whether your exclusive forum provision requires a claim under the Securities Act or Exchange Act to be dismissed in state court prior to bringing the claim in federal court. If so, please explain why you believe this is consistent with Section 27 of the Exchange Act which creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Response:  In response to the Staff’s comment, the disclosure on page 43 of Amendment No. 2 has been revised.

*          *          *          *          *          *

J. Nolan McWilliams
Laura Nicholson
November 15, 2019

If you have any questions concerning the Registration Statement or require any additional information in connection with the confidential submission, please do not hesitate to contact the undersigned at (212) 403-1331 or JRCammaker@wlrk.com, or my colleagues Edward J. Lee, at (212) 403-1155 or EJLee@wlrk.com or Jenna E. Levine at (212) 403-1172 or JELevine@wlrk.com.

Sincerely yours,

/s/ Joshua R. Cammaker
Joshua R. Cammaker

cc:	David L. Gitlin, Carrier Global Corporation
Sean Moylan, United Technologies Corporation
Drew K. Barber, United Technologies Corporation
Ariel R. David, United Technologies Corporation
Debra F. Guss, United Technologies Corporation
Edward J. Lee, Wachtell, Lipton, Rosen & Katz
Jenna E. Levine, Wachtell, Lipton, Rosen & Katz